Filed by ACI Worldwide, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: S1 Corporation Commission File No.: 000-24931

ACI Proposal to S1
July 26, 2011
July 26, 2011

Private Securities Litigation Reform Act of 1995
Safe Harbor For Forward-Looking Statements
This press release contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. All opinions, forecasts, projections, future plans or other statements other than statements of historical fact, are forward-looking statements and include words or phrases such as “believes,” “will,” “expects,” “anticipates,” “intends,”
“estimates,” “our view,” “we see,” “would” and words and phrases of similar impact. The forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, many of which are outside of the control of management. These risks and uncertainties include, but are not limited to the following: (1) that a transaction with S1 Corporation (“S1”) may not be completed on a timely basis and on favorable terms, (2) negative effects on our business or S1’s business resulting from the pendency of the merger, g , (3) that we may not achieve the synergies and other expected benefits within the expected time or in the amounts we anticipate, (4) that we may not be able to promptly and effectively integrate the merged businesses after closing. Other factors that could materially affect our business and actual results of operations are discussed in our most recent 10-Ks as well as other filings with the SEC available at the Securities and Exchange Commission (“SEC”) website at www.sec.gov. Forwardlooking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise. Available Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. After any merger agreement is finalized with S1 or an exchange offer is commenced, ACI Worldwide, Inc.
(“ACI”) will file with the SEC a registration statement on Form S-4 containing a prospectus and other documents with respect to the proposed acquisition of S1 and would then mail a prospectus to S1 shareholders. INVESTORS AND SECURITY HOLDERS
OF S1 AND ACI ARE URGED TO READ THE APPLICABLE PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL
CONTAIN IMPORTANT INFORMATION.
Investors and security holders will be able to obtain free copies of the registration statements and prospectuses (when available) and other documents filed with the SEC by ACI through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ACI will be available free of charge on ACI’s internet website at www.aciworldwide.com or by contacting ACI’s Investor Relations Department at 646-348-6706 July 26, 2011

• Transaction Overview • Strategic Rationale & Benefits of the Transaction
• Key Events 3 July 26, 2011

Transaction Highlights
• We believe that ACI’s proposal is superior to the S1-Fundtech merger • We believe that this transaction would:
• Provide greater scale and global reach to serve a large and growing marketplace
• Add complementary product capabilities and customer base • Create significant cost savings to drive earnings accretion and margin expansion • Maintain a strong balance sheet with significant liquidity and substantial free cash flow 4 July 26, 2011

Proposed Acquisition of S1
Proposed Price $9.50 per S1 share 33% to S1’s last trading price on July 25, 2011
P e i 32% t 90 d V l W i ht d A P i 60% cash
Consideration 40% stock (tax free) to day Volume Weighted Average Price
23% to 52-week high
Premium
Cash and stock election, subject to proration S1 shareholders ~ 15%
Pro Forma Ownership 1 ACI shareholders ~ 85% Customary regulatory approvals
Key Conditions S1 shareholder approval No financing condition
Financing Financing commitment from Wells Fargo Bank, N.A. Expected Closing Q4 2011
5 1) Based on fully diluted shares outstanding; based on ACI’s share price as of July 25, 2011
July 26, 2011

Superior Value for S1 Shareholders

We believe that we have made a financially and strategically superior proposal compared to Fundtech transaction

Substantial premium and immediate cash value to S1 shareholders

Opportunity to participate in the long-term value creation inherent in a combined ACI-S1 through stock election

S1 Three Year Stock Price Performance



$9.50
ACI's Proposal Price: $9.50
$7.00
Share Price
$4.50
$2.00
$7.13 1
Jul-08
Dec-08
Apr-09
Aug-09
Dec-09
May-10
Sep-10
Jan-11
Jun-11

ACI's proposal represents a significant premium for S1 shareholders

1) Stock price as of July 25, 2011

6

July 26, 2011

ACI has a Strong Record of Driving Shareholder Value
3 Year Stock Price Performance 1 ACI CY Monthly Recurring Revenue Mix $374
$418 $406 $418 43% 40%
32% Recurring Revenue Non-Recurring Revenue
180 220
ue ACIW SONE Bank / Payment Technology
91.1% 2 ($ in millions)
68% 59% 57% 60%
41% 60
100 140
Relative Val 26.0%
(10.3%) CY2007 CY2008 CY2009 CY2010
20 Jul-08 Dec-08 May-09 Oct-09 Mar-10 Aug-10 Jan-11 Jun-11
ACI Adjusted EBITDA and Margin ACI 60 Month Backlog
Strong stock performance over the past three years,
significantly outperforming the peer group
Strong growth in recurring revenue, driven by focus
on establishing long-term relationships with customer base $73
$88 $102
Adjusted EBITDA EBITDA Margin g
$1,566 $1,517
$1,213 $1,388 $1,407
($ in millions) ($ in millions) $27
$52 12.5%
18.0% 21.0% 22.4%
7.2% CY2007 CY2008 CY2009 CY2010 CY2011E CY2006 CY2007 CY2008 CY2009 CY2010
Year-over-Year margin expansion demonstrates
scale and cost management
Continued growth in backlog yields
increased forward revenue visibility Source: Company guidance, public company filings and CapitalIQ
1) Based on closing price as of July 22, 2011 2) Includes EPAY, FICO, FIS, FISV, FNDT, GPN, JKHY, LSE:MSY, ORCC and TSS 7 July 26, 2011

ACI and S1 Side-by-Side Comparison
ACI S1
Global
Operations
Operates in ~90 countries including US,
UK, India, Singapore and Romania
Operates in 50 countries including
US, South Africa, India and UK
Employees
(2010YE)
Total: 2,134
Inc. R&D: 750
Total: 1,670
Inc. R&D: 360
Revenue Americas: 53%
Americas: 73%
Breakdown
(2010)
EMEA: 36%
Asia/Pacific: 11%
EMEI: 14%
Africa: 7%
Asia/Pacific: 6%
2010 $418 million $209 million
Revenue
8 o o 2010 Adjusted
EBITDA
$88 million $10 million
Customers 800+ customers 3,000+ customers
Avg. Revenue
per Customer $523,000 $69,000
Combined company will have increased scale and capabilities
Source: Public filings, company investor presentations 8 July 26, 2011

• Transaction Overview • Strategic Rationale & Benefits of the Transaction
• Key Events 9 July 26, 2011

ACI / S1 Compelling Strategic Rationale
Full-service global provider of enterprise payments software
• Combined company with $650 million of pro forma 3/31/2011 LTM revenue and $110 million of pro forma 3/31/2011 LTM Adjusted EBITDA, before synergies
Highly complementary products and extends customer base
• Would provide a rich set of capabilities and a broad portfolio of products to customers across the entire electronic payments spectrum • Expanded customer base would create cross selling opportunities
Enhanced global position
• Expands presence in key emerging markets • Creates ~$100 million in revenue hosting business
• Brings global reach to ACI’s payments solutions for Retailers
Strong financial profile
• Solid balance sheet with substantial liquidity and significant free cash flows
Significant cost saving opportunities
• Significant cost saving opportunities expected by leveraging global cost structure, resulting in meaningful margin expansion
The combination is expected to be accretive in 2012
10 July 26, 2011

Combined Company with Enhanced Scale in Enterprise Payments
($ in millions) $14,055
$11,712
Enterprise Value
The combined
company will benefit from its
$3,534 $3,395 $2,792 $2,366
$1,694 $1,453 $1,182 $740 increased scale
, $343 $211 $224 FIS FISV TSS GPN JKHY LSE:MSY Pro
Forma FICO ACIW EPAY SONE FNDT ORCC
LTM Revenue, Adjusted EBITDA and Margin2
LTM Adjusted EBITDA LTM Revenue LTM Adjusted EBITDA Margin $1,765 $1,734
22% 21% 19% 32%
24% 30%
27% 17%
22% 16%
33% $650 million and
$110 million PF
Revenue and
Adjusted EBITDA
business with $5,418 $4,173
1,631 1,371
418 468 298
110 151 $651 $619 $561
$435 $216 $177 $150 $146
122 97 13 36 28 24 $945
6% 24%
1 3
attractive margin profile
outlook 1
Source: Public filings and CapitalIQ 1) Exchange rate of £1 = $1.6294 as of July 25, 2011. Pro Forma for the divestiture of Allscripts
2) LTM numbers for the period ending 3/31/2011 except FICO (2/28/2011), GPN (2/28/2011) and LSE:MYS (11/30/2010)
3) Does not include cost savings July 26, 2011

ACI / S1 — Providing a Rich Set of Capabilities
Enterprise Payments Suite
Online Banking Wholesale
Payments Retail Payments
Merchant
Retailer
Payments
Fraud
Management
Tools &
Infrastructure
US Online Banking
Mobile
Transaction Banking
Card and Account
Management
Retail Payment
Management
Authentication
North American
Payments
Loyalty in-store
Proactive Risk
Management
Case Management
Analytics
Payments
Authentication, Infrastructure
Authorization,
Acquiring, Clearing
and Settlement
Loyalty, Branch
Community Banking
Consumer New End Market
Trade
Global
Tier 2 and
Tier 3 FIs
Global
ACI S1
12 July 26, 2011
The acquisition of S1 would provide complementary products
to ACI’s robust portfolio of payment solutions

Greater Scale to Address Large & Growing
Worldwide Payment Opportunity
12,989 14,184
1,057 5.8% 5YR CAGR (2011-16)= 9.6%
2011 ESTIMATED SHARE
BPO (eg. processors)
FundTech
Bottomline
NICE (Actimize)
BAE (Norkom & Detica)
Clear2Pay
Dovetail
SERVICEABLE SOFTWARE
INDUSTRY SPEND IN 2016 = $14.2B
($ in millions) 8 949
9,864 10,881
11,914 898
957 1,005
INTUIT (Digital Insights)
S1 — 2011 Estimated Share of 3%
SAS
IT SERVICES
FIS
16% 38%
46% 8,949
10.6% 796
844 7,695
8,456 9,307
IBM
ACI — 2011 Estimated Share of 5%
FAIR ISAAC (FICO)
SOFTWARE
Online Banking and Cash Management
10.5% 10 2%
5,625 6,259
6,965 688
760 834
916 Retail Banking
Payments Wholesale
Banking Payments OTHER 10.2%
7.7% 7.2%
556 604
381 987
619 644
429 1,068
691 483
1,155 744
510 1,247
796 562
1,335 854
619 1,430
Merchant Retailer Payments
(Homegrown &
Regional)
Tools and Infrastructure
Fraud Management
Source: IDC Financial Insights 2011, ACI Internal Analysis Source: IDC Financial Insights, June 2011; Company reports and ACI analysis
13 July 16, 2011

Strong Pro Forma Financial Profile
23 $645 $628
$690 $600
$800 ACIW SONE
Revenue
($ in millions) 406 418 455
239 209 235
$200 $400
$0 2009A Revenue 2010A Revenue 2011E Revenue
Adjusted EBITDA (% Margin)
($ in millions) ACIW SONE 46 10
26 $119
$98 $128
$80 $120
$160 (19.4%) (5.0%)
(11.1%) 73
88 102
$0 $40
2009A Adj. EBITDA Combined Adjusted 2010A Adj. EBITDA 2011E Adj. EBITDA
EBITDA Margin 18.5% 15.6% 18.6%
(18.0%) (21.0%) (22.4%)
Source: Public filings, 2011E based on midpoint of public guidance
Strong pro forma cash flow profile quickly de-levers to maintain strong, flexible balance sheet for continued growth and investment 14 July 16, 2011

Combined Company Will Realize Significant Cost Savings
• We believe that the combination of ACI and S1 will deliver cost savings more than twice those contemplated in the proposed S1-Fundtech merger
• These cost savings would bring the combined business in line with ACI’s historical margins
• Multiple expected sources of cost savings include corporate and public company costs, SG&A, product management, hosting infrastructure and facilities
• We expect the transaction to be accretive in 2012
We believe that a combined ACI-S1 will benefit from leveraging a global
15 July 26, 2011

• Transaction Overview • Strategic Rationale & Benefits of the Transaction
• Key Events 16 July 26, 2011

Key Events
• S1 Board to make superior offer determination under the Fundtech merger agreement
• Fundtech merger agreement terminated in favor of ACI transaction • ACI and S1 enter into a merger agreement
• Receipt of S1 shareholder approval • Customary regulatory approvals
• ACI committed to make a transaction a reality • Expected transaction close — Q4 2011
17 July 26, 2011

Summary
• We believe that ACI’s proposal is superior to the S1-Fundtech merger • We believe that this transaction would:
• Provide greater scale and global reach to serve a large and growing marketplace
• Add complementary product capabilities and customer base • Create significant cost savings to drive earnings accretion and margin expansion • Maintain a strong balance sheet with significant liquidity and substantial free cash flow 18 July 26, 2011

Non-GAAP Financial Measures
ACI also includes backlog estimates which are all software license fees, maintenance fees and services specified in executed contracts, as well as revenues from assumed contract renewals to the extent that we believe recognition of the related revenue will occur within the corresponding backlog period. We have historically included assumed renewals in backlog estimates based upon automatic renewal provisions in the executed contract and our historic experience with customer renewal rates.
Backlog is considered a non-GAAP financial measure as defined by SEC Regulation G. Our 60-month backlog estimate represents expected revenues from existing customers using the following key assumptions: • Maintenance fees are assumed to exist for the duration of the license term for those contracts in which the committed maintenance term is less than the committed license term. • License and facilities management arrangements are assumed to renew at the end of their committed term at a rate consistent with our historical experiences. • Non-recurring license arrangements are assumed to renew as recurring revenue streams.
• Foreign currency exchange rates are assumed to remain constant over the 60-month backlog period for those contracts stated in currencies other than the U.S. dollar.
• Our pricing policies and practices are assumed to remain constant over the 60-month backlog period.
19 July 26, 2011

Non-GAAP Financial Measures
results are inherently unreliable Our backlog estimates Estimates of future financial unreliable. require substantial judgment and are based on a number of assumptions as described above. These assumptions may turn out to be inaccurate or wrong, including for reasons outside of management’s control. For example, our customers may attempt to renegotiate or terminate their contracts for a number of reasons, including mergers, changes in their financial condition, or general changes in economic conditions in the customer’s industry or geographic location, or we may experience delays in the development or delivery of products or services specified in customer contracts which may cause the actual renewal rates and amounts to differ from historical experiences. Changes in foreign currency exchange rates may also impact the amount of revenue actually recognized in future periods. Accordingly, there can be no assurance that contracts included in backlog estimates will actually generate the specified revenues or that the actual revenues will be generated within the corresponding 60-month period. Backlog should be considered in addition to, rather than as a substitute for, reported revenue and deferred revenue.
ACI also includes Adjusted EBITDA, which is defined as operating income (loss) plus depreciation and amortization and non-cash compensation. Adjusted EBITDA is considered a non-GAAP financial measure as defined by SEC Regulation G. Adjusted EBITDA should be considered in addition to, rather than as a substitute for, operating income (loss).
Adjusted EBITDA
(millions) 2007 2008 2009 2010 Net income (loss) ($13.8) $10.6 $19.6 $27.2
Plus:
Calendar Year Ended December 31,
Income tax expense 7.7 17.0 13.5 21.5 Net interest expense 2.6 2.4 1.8 1.3
Net other expense (income) 3.8 (8.2) 6.7 3.6 Depreciation expense 6.0 6.5 6.3 6.7
Amortization expense 14.8 15.5 17.4 19.7 20
Non-cash compensation expense 5.8 7.9 7.6 7.8
Adjusted EBITDA $26.9 $51.7 $72.9 $87.8
July 26, 2011